Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

April 2010

AEGON N.V.

AEGONplein 50

2591 TV THE HAGUE

The Netherlands

AEGON’s press release, dated April 29, 2010, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: April 29, 2010	By	/s/ E. Lagendijk
E. Lagendijk
Executive Vice President and
General Counsel

Summary of Annual General Meeting of Shareholders

•	All resolutions of the Annual General Meeting of Shareholders adopted

•	Mr. Rob Routs succeeds Mr. Dudley Eustace as Chairman of the Supervisory Board

•	No dividend for 2009

Resolutions of the 2010 Annual General Meeting of Shareholders*

The decisions made by the shareholders at the 2010 Annual General Meeting of Shareholders (AGM) include the following:

Annual accounts

The AGM adopted the annual accounts for the financial year 2009 and the members of the Executive Board and Supervisory Board were released from liability for their duties.

Authorizations Executive Board

The AGM has authorized the Executive Board to issue common shares, to restrict/exclude pre-emptive rights upon issuing common shares, to issue common shares under incentive plans and to acquire shares in the company.

Appointment independent auditor

Ernst & Young was appointed as the independent auditor for the Annual Accounts 2010.

Articles of Association

The AGM adopted the amendments to the Articles of Association of AEGON N.V.

New Executive Board Remuneration Policy adopted

A new Remuneration Policy for the members of the Executive Board was adopted. The policy will take effect from January 1, 2010.

Amendment to Supervisory Board Remuneration Policy adopted

The proposal to amend the Remuneration Policy for the members of the Supervisory Board was adopted.

Reappointment

Mr. K.J. Storm was reappointed as a member of the Supervisory Board for a term of four years as of April 29, 2010.

Mr. Rob Routs succeeds Mr. Dudley Eustace Chairman of the Supervisory Board

As previously announced, Mr. Dudley Eustace has stepped down as a member of the Supervisory Board. Mr. Rob Routs succeeds him as Chairman of the Supervisory Board.

Dividend 2009

Given the uncertain market environment, AEGON believes that it continues to be prudent to maintain a substantial capital buffer, as reflected in the strong capital position. Though impairments on the investment portfolio improved during the second half of 2009, they remained at elevated levels, which led to lower cash flows from AEGON’s operating units. Consequently, AEGON decided not to make a dividend payment on its common shares. AEGON’s dividend policy has not changed. It remains AEGON’s policy to pay adequate and growing dividends to the holders of common shares, depending on the company’s cash flow and capital position.

*	The full details of the resolutions approved during the shareholders’ meeting may be found in the agenda section of the 2010 AGM at AEGON’s corporate website: http://www.aegon.com/en/Home/Investors/Publications/AGM/

About AEGON

As an international life insurance, pension and investment company based in The Hague, AEGON has businesses in over twenty markets in the Americas, Europe and Asia. AEGON companies employ approximately 28,000 people and have more than 40 million customers across the globe.

Key figures - EUR	Full year 2009	Full year 2008
Underlying earnings before tax	1.2 billion	1.2 billion
New life sales	2.1 billion	2.6 billion
Gross deposits (excl. run-off)	28 billion	35 billion
Revenue generating investments (end of period)	361 billion	332 billion

Contact information

Media relations: Greg Tucker

+31(0)70 344 8956

gcc-ir@aegon.com

Investor relations: Gerbrand Nijman

+31 (0)70 344 8305

877 548 9668 – toll free USA only

ir@aegon.com

www.aegon.com

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Effects of deliberations of the European Commission regarding the aid we received from the Dutch State in December 2008;

•	Changes in the policies of central banks and/or governments;

•

Lowering of one or more of our debt ratings issued by recognized rating organizations and the adverse impact such action may have on our ability to raise capital and on our liquidity and financial condition;

•

Lowering of one or more of insurer financial strength ratings of our insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability of its insurance subsidiaries and liquidity;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital we are required to maintain;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including our ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

•	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.